                                                      Filed Pursuant to
                                                      Rule 424(b)(2)
                                                      Registration No. 333-86807

           Prospectus Supplement to Prospectus dated October 5, 1999.

                                  $600,000,000
[TIMES MIRROR               THE TIMES MIRROR COMPANY
    LOGO]        $200,000,000 6.65% Notes due October 15, 2001
                 $400,000,000 7.45% Notes due October 15, 2009

                             ----------------------

     The Times Mirror Company is offering two series of notes. The notes will pay interest on April 15 and October 15 of each year. Times Mirror will make the first interest payment on April 15, 2000. Times Mirror will issue the notes only in denominations of $1,000 and integral multiples of $1,000.

     Times Mirror has the option to redeem all or a portion of the 7.45% Notes due October 15, 2009 at any time at the redemption price described in this prospectus supplement, plus accrued interest. The redemption price will in no event be less than 100% of the principal amount of the notes to be redeemed. The terms of the notes will permit Times Mirror to effect a de-recognition defeasance of the principal amount of the notes by depositing specified assets with the trustee under the indenture or an escrow agent to be held for the benefit of the holders, as described under "Description of the
Notes -- De-Recognition Defeasance."
                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                      Per                          Per
                                   6.65% Note       Total       7.45% Note       Total
                                   ----------    ------------   ----------    ------------
Initial public offering price...     99.931%     $199,862,000     99.869%     $399,476,000
Underwriting discount...........      0.250%     $    500,000      0.650%     $  2,600,000
Proceeds, before expenses, to
  Times Mirror..................     99.681%     $199,362,000     99.219%     $396,876,000

     The initial public offering prices set forth above do not include accrued interest, if any. Interest on the notes will accrue from October 19, 1999 and must be paid by the purchaser if the notes are delivered after October 19, 1999.
                             ----------------------

     The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on October 19, 1999.

GOLDMAN, SACHS & CO.
               SALOMON SMITH BARNEY
                               MERRILL LYNCH & CO.
                                            MORGAN STANLEY DEAN WITTER
                             ----------------------

                 Prospectus Supplement dated October 14, 1999.

                                USE OF PROCEEDS

     The net proceeds received by us from the sale of the notes, after deducting expenses payable by us, will be used for repayment of all amounts due under our $550,000,000 short-term bank line of credit with Citicorp USA, Inc., which matures on November 30, 1999, and for general corporate purposes, including the reduction of our outstanding commercial paper balance. Substantially all of the debt that will be repaid from the proceeds of this offering was incurred in connection with the 1999 Transaction, described below. As of October 13, 1999, $550,000,000 was due under the Citicorp line of credit, at an interest rate of 6.17%, and our outstanding principal balance of commercial paper was $329,951,000, at a weighted average interest rate of 5.57%.

                              RECENT DEVELOPMENTS

     In September 1999, we completed a transaction, referred to herein as the 1999 Transaction, involving agreements with our largest shareholders, Chandler Trust No. 1 and Chandler Trust No. 2. The 1999 Transaction effectively accelerated and augmented our previously announced stock purchase program.

     The 1999 Transaction involved the formation of a new limited liability company, TMCT II, LLC, by the Chandler Trusts, us and our affiliates, Eagle New Media Investments, LLC and Eagle Publishing Investments, LLC. We, the Eagle companies and the Chandler Trusts made the following capital contributions to TMCT II:

     - we contributed (1) preferred units issued by the operating partnerships of 8 unrelated real estate investment trusts (the "OP REIT Interests") with an aggregate purchase price of $600,000,000 and (2) $2,000,000 in cash;

     - the Eagle companies contributed a total of $633,252,000 in cash or cash equivalents; and

     - the Chandler Trusts contributed 9,306,000 shares of our Series A common stock, 6,236,000 shares of our Series C common stock, 381,000 shares of our Series C-1 preferred stock and 245,000 shares of our Series C-2 preferred stock (the "TMCT II Contributed Shares").

     Our purchase of the OP REIT Interests was funded with the proceeds of the Citicorp line of credit and our commercial paper line. The cash contributed to TMCT II was used by TMCT II to purchase a portfolio of securities (the "TMCT II Portfolio").

     We, the Eagle companies and the Chandler Trusts share in the cash flow, profits and losses of the various assets held by TMCT II. The cash flow from the OP REIT Interests and the TMCT II Portfolio is largely allocated to the Chandler Trusts. The cash flow from the TMCT II Contributed Shares is largely allocated to us. Due to the allocations of the economic benefits in TMCT II, for financial reporting purposes, 80% of the TMCT II Contributed Shares are included in treasury stock, 80% of the preferred dividends on the Series C-1 and C-2 preferred stock will be excluded from the preferred dividend requirements and 80% of the dividends on the common stock contributed to TMCT II will be effectively eliminated.

     In connection with the 1999 Transaction, we agreed to use our reasonable best efforts to replace our outstanding Series C-1 and C-2 preferred stocks (which are now owned by TMCT II) with new Series D-1 and D-2 preferred stocks. The new Series D-1 and D-2 preferred stocks will be identical to the existing Series C-1 and C-2 preferred stocks except that the increases in the dividend rate on the new Series D-1 and D-2 preferred stocks will be pursuant to a fixed and certain schedule. The new Series D-1 and D-2 preferred stocks will be held by TMCT II and considered to be TMCT II Contributed Shares.

     As a result of the 1999 Transaction, for financial reporting purposes, the following number of shares have been added to our treasury stock and will be excluded from our earnings per share calculations:

     - Series A and C common stocks -- 12,433,000;

     - Series C-1 preferred stock -- 305,000; and

     - Series C-2 preferred stock -- 196,000.

     The annual preferred dividend requirements will be reduced to $8,055,000 beginning in 2000.

     In addition, in September 1999, we announced our decision to sell AchieveGlobal, Inc., a professional training company; Allen Communication, an interactive software and training courseware developer; The StayWell Company, a health improvement information company; and the properties of The Sporting News, a sports related magazine, including sportingnews.com. We decided to sell these businesses in order to concentrate on our core strengths in newspaper publishing, flight information and magazine publishing. We anticipate we will complete these dispositions by the first quarter of 2000.

     In connection with the proposed dispositions, we have restated our historical consolidated financial statements to treat these businesses (other than The Sporting News) as discontinued operations. Our restated consolidated financial statements are included in our current report on Form 8-K dated September 3, 1999 and filed with the Securities and Exchange Commission on September 29, 1999. Additional information regarding the 1999 Transaction and the proposed dispositions can also be found in our current report on Form 8-K dated September 3, 1999 and filed with the Securities and Exchange Commission on September 7, 1999.

       RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth for the periods indicated the:

     - ratio of earnings to fixed charges

     - ratio of earnings to fixed charges and preferred stock dividends

     - supplemental pro forma ratio of earnings to fixed charges

     - supplemental pro forma ratio of earnings to fixed charges and preferred stock dividends

     The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated. For this purpose, "earnings" means income (loss) from continuing operations before income taxes adjusted for:

     - fixed charges (less capitalized interest and interest in 1994 on debt of our employee stock ownership plan)

     - equity income or loss from our unconsolidated affiliates

     - amortization of capitalized interest

     - distributed income from our unconsolidated affiliates

     Fixed charges include:

     - interest incurred on long-term and other debt

     - capitalized interest

     - the interest factor deemed to be included in rental expense

     - certain amortization of debt issuance cost

     - interest in 1994 on debt of our employee stock ownership plan, for which we guaranteed repayment

     The ratio of earnings to fixed charges and preferred stock dividends was computed as described above except that fixed charges were combined with preferred stock dividends for the periods indicated. Our Series A preferred stock and Series B preferred stock were issued in 1995 and began accruing dividends on March 1, 1995. On April 2, 1997, we redeemed all of our issued and outstanding Series B preferred stock. Our Series C-1 preferred stock and Series C-2 preferred stock were issued in 1997 with the Series C-1 preferred stock accruing dividends beginning August 8, 1997 and the Series C-2 preferred stock accruing dividends beginning September 10, 1997.

     The supplemental pro forma ratio of earnings to fixed charges and supplemental pro forma ratio of earnings to fixed charges and preferred stock dividends give effect to:

     - the offering of the notes made hereby

     - the 1999 Transaction

     The supplemental pro forma ratio of earnings to fixed charges was adjusted for:

     (1) changes to interest income and expense, equity income and income taxes resulting from the 1999 Transaction;

     (2) changes to interest expense and amortization of debt expense relating to the notes offered hereby; and

     (3) assuming that both (1) and (2) had occurred on January 1, 1998.

     The supplemental pro forma ratio of earnings to fixed charges and preferred stock dividends was computed based on the supplemental pro forma ratio described above as well as the historical ratio described above, except that preferred dividends were adjusted for:

     (1) the net dividend differential resulting from the planned replacement of our existing Series C-1 preferred stock and Series C-2 preferred stock with our proposed Series D-1 preferred stock and Series D-2 preferred stock, with the dividend on the proposed Series D-1 preferred stock and Series D-2 preferred stock at a constant 7.21% effective rate;

     (2) elimination of 80% of the dividends on the Series D-1 preferred stock and Series D-2 preferred stock which is to be owned by TMCT II, to reflect the portion treated as treasury stock; and

     (3) assuming both (1) and (2) had occurred on January 1, 1998.

                                           YEAR ENDED DECEMBER 31,            SIX MONTHS
                                    -------------------------------------        ENDED
                                    1994    1995    1996     1997    1998    JUNE 30, 1999
                                    ----    ----    -----    ----    ----    -------------
Ratio of earnings to fixed
  charges.........................  3.0x     (a)    10.4x    9.2x    4.2x        6.0x
Ratio of earnings to fixed charges
  and preferred stock dividends...  N/A      (b)     3.2x    4.4x    2.8x        4.3x
Supplemental pro forma ratio of
  earnings to fixed charges.......   --      --        --     --     2.6x        4.0x
Supplemental pro forma ratio of
  earnings to fixed charges and
  preferred stock dividends.......   --      --        --     --     2.3x        3.6x

---------------
(a) Earnings were approximately $251 million lower than the amount needed to cover fixed charges in this year, as earnings in 1995 were impacted by approximately $502 million in restructuring charges.

(b) Earnings were approximately $326 million lower than the amount needed to cover fixed charges and preferred stock dividends in this year, as earnings in 1995 were impacted by approximately $502 million in restructuring charges.

                                 CAPITALIZATION

     The following table sets forth our capitalization and pro forma capitalization at June 30, 1999. The pro forma capitalization gives effect to
(1) the 1999 Transaction (including the replacement of outstanding Series C-1 and C-2 preferred stocks with new Series D-1 and D-2 preferred stocks and the addition to treasury stock for financial reporting purposes of 80% of the Series D-1 and D-2 preferred stocks) and (2) the issuance of the notes described herein. This table should be read in conjunction with our historical consolidated financial statements and related notes thereto and our pro forma condensed consolidated financial statements and related notes thereto, both of which are incorporated by reference in the accompanying prospectus.

                                                                     JUNE 30, 1999
                                                              ----------------------------
                                                              HISTORICAL(1)     PRO FORMA
                                                              -------------    -----------
                                                               (IN THOUSANDS OF DOLLARS)
Short-term debt.............................................   $   372,877     $   373,539
Long-term debt, net.........................................       956,108       1,555,446
Shareholders' equity
  Preferred stock, $1 par value; stated at liquidation
     value; convertible to Series A common stock:
     Series A: 900,000 shares authorized; 824,000 shares
       issued and outstanding...............................       411,784         411,784
     Series C-1: 381,000 (historical) shares authorized,
       issued and outstanding...............................       190,486              --
     Series C-2: 245,000 (historical) shares authorized,
       issued and outstanding...............................       122,550              --
     Series D-1: 381,000 (pro forma) shares authorized,
       issued and outstanding...............................            --         190,486
     Series D-2: 245,000 (pro forma) shares authorized,
       issued and outstanding...............................            --         122,550
  Common stock, $1 par value:
     Series A: 500,000,000 shares authorized; 87,033,000
       (historical) and 93,269,000 (pro forma) shares issued
       and outstanding......................................        87,033          93,269
     Series C: 300,000,000 shares authorized; 25,087,000
       (historical) and 18,851,000 (pro forma) shares issued
       and outstanding; convertible to Series A common
       stock................................................        25,087          18,851
Additional paid-in capital..................................     1,295,657       1,295,657
Retained earnings...........................................     1,709,217       1,709,217
Accumulated other comprehensive income......................         9,662           9,662
Less treasury stock at cost:
  Series A common stock: 40,242,000 (historical) and
     52,675,000 (pro forma) shares; Series A preferred
     stock: 735,000 shares; Series D-1 preferred stock:
     305,000 (pro forma) shares; Series D-2 preferred stock:
     196,000 (pro forma) shares.............................    (2,542,554)     (3,546,756)
                                                               -----------     -----------
          Total shareholders' equity........................     1,308,922         304,720
                                                               -----------     -----------
          Total capitalization..............................   $ 2,637,907     $ 2,233,705
                                                               ===========     ===========

---------------
(1) As restated in our current report on Form 8-K dated September 3, 1999 and filed with the Securities and Exchange Commission on September 29, 1999.

                            DESCRIPTION OF THE NOTES

     The following description of the two series of notes offered hereby supplements the more general description of debt securities that appears in the accompanying prospectus. You should read this section together with the section entitled "Description of Debt Securities" in the accompanying prospectus. If there are any inconsistencies between this section and the accompanying prospectus, you should rely on the information in this section. Capitalized terms used herein and not defined herein shall have the meanings given to them in the accompanying prospectus or in the indenture referred to herein.

                                    GENERAL

     The 6.65% Notes and the 7.45% Notes will each:

     - be debt securities as described in the accompanying prospectus;

     - mature on October 15, 2001 and October 15, 2009, respectively;

     - bear interest at the rate of 6.65% per year and 7.45% per year, respectively;

     - be limited to $200,000,000 and $400,000,000 aggregate principal amount, respectively;

     - be issued as a new and separate series under an indenture, dated as of March 19, 1996, between us and Citibank, N.A., as trustee (the "Trustee"), which is more fully described in the accompanying prospectus, as supplemented by the supplemental indenture amending the indenture to provide for de-recognition defeasance of the notes;

     - be issued in registered book-entry form only, in denominations of $1,000 or integral multiples of $1,000;

     - be our unsecured and unsubordinated debt;

     - rank equally with our other unsecured and unsubordinated debt;

     - be subject to defeasance and covenant defeasance as described in the accompanying prospectus and to the additional defeasance provisions as described below under "De-Recognition Defeasance"; and

     - with respect to the 7.45% Notes due October 15, 2009, be redeemable at our option as described below under "Optional Redemption."

     Interest on the 6.65% Notes and the 7.45% Notes will:

     - be payable semi-annually in arrears on April 15 and October 15 of each year to the persons in whose names the notes are registered at the close of business on April 1 and October 1 of such year, as the case may be, prior to the payment date;

     - accrue from October 19, 1999 and payments will begin on April 15, 2000;
       and

     - be calculated on the basis of a 360-day year consisting of twelve 30-day months.

                              OPTIONAL REDEMPTION

     The 7.45% Notes due October 15, 2009 will be redeemable, in whole or in part, at our option at any time. The redemption price for the notes to be redeemed will equal the greater of:

     - 100% of the principal amount of such notes; and

     - as determined by an Independent Investment Banker (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of any payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate (as defined below), plus, in each case, accrued interest thereon to the redemption date. The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to (A) the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, plus (B) 15 basis points.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Comparable Treasury Price" means, with respect to any redemption date (A) the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

     "Reference Treasury Dealer" means each of Goldman, Sachs & Co., Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

     The notes will not be entitled to the benefit of a sinking fund.

                             RESTRICTIVE COVENANTS

     In addition to the covenants described under "Description of Debt Securities -- Restrictive Covenants" in the accompanying prospectus, the covenant described below (the "Additional Covenant") shall also be applicable to the notes. The following defined terms apply for purposes of the Additional Covenant and the Additional Event of Default (as defined below) set forth below:

     "1995 Debentures" means our 7 1/2% Debentures due July 1, 2023 and our 7 1/4% Debentures due March 1, 2013, both issued under the 1995 Indenture.

     "1995 Indenture" means the Indenture, dated January 30, 1995, by and between us and The Bank of New York, as successor trustee, as amended, supplemented or otherwise modified from time to time.

     "Principal Property" shall have the meaning set forth from time to time in the 1995 Indenture. Under the 1995 Indenture as in effect on the date hereof, the term "Principal Property" means "any manufacturing plant or facility located within the United States of America (other than its territories or possessions) and owned by Times Mirror or any Subsidiary, except such plant or facility which, in the opinion of the Board of Directors of Times Mirror, is not of material importance to the business conducted by Times Mirror and its Subsidiaries, taken as a whole." There can be no assurance that such definition will not be amended, modified or eliminated in the future.

     "Restricted Subsidiary" shall have the meaning set forth from time to time in the 1995 Indenture. Under the 1995 Indenture as in effect on the date hereof, the term "Restricted Subsidiary" means "any Subsidiary which owns or leases a Principal Property." There can be no assurance that such definition will not be amended, modified or eliminated in the future.

     "Subsidiary" and "Voting Shares" shall have the meanings set forth from time to time in the 1995 Indenture. Under the 1995 Indenture as in effect on the date hereof, the term "Subsidiary" means "any corporation a majority of the Voting Shares of which is at the time owned directly or indirectly by Times Mirror and its other Subsidiaries" and "Voting Shares" means "outstanding shares of capital stock having voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power because of default in dividends or other default." There can be no assurance that such definitions will not be amended, modified or eliminated in the future.

     The Additional Covenant is as follows:

     Covenant to Secure Notes Equally. Times Mirror will not, nor will it permit any Subsidiary to, secure any of the 1995 Debentures by mortgage, pledge, lien or other encumbrance (mortgages, pledges, liens and other encumbrances being hereinafter called "mortgage" or "mortgages") upon any Principal Property or on any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness is now owned or hereafter acquired) without in any such case effectively providing, concurrently with such mortgage in favor of the 1995 Debentures, that the 6.65% Notes and the 7.45% Notes (together with, if Times Mirror shall so determine, any other indebtedness of or guaranteed by Times Mirror or such Restricted Subsidiary ranking equally with the 6.65% Notes and the 7.45% Notes then existing or thereafter created) shall be secured equally and ratably with the 1995 Debentures so long as any of the 1995 Debentures shall be so secured. If the 1995 Debentures are no longer secured by such Principal Property, shares of stock or indebtedness (whether as a result of a repayment of the 1995 Debentures, voluntary release or otherwise), then, upon delivery to the Trustee of an Officers' Certificate to that effect, any mortgage on such Principal Property, shares of stock or indebtedness in favor of the 6.65% Notes and the 7.45% Notes shall be reconveyed, released and terminated. In the event that the 1995 Debentures shall no longer be outstanding whether by discharge, defeasance or otherwise, then, upon delivery to the Trustee of an Officers' Certificate to that effect, this covenant shall immediately cease to be applicable to the 6.65% Notes and the 7.45% Notes (provided that if this covenant requires the release of any mortgage securing the 6.65% Notes and the 7.45% Notes, this covenant shall remain in effect solely for the purpose of effecting such release).

                           DE-RECOGNITION DEFEASANCE

     Pursuant to the indenture, as supplemented, we will be permitted to effect a de-recognition defeasance of all or a portion of the principal of (but not the interest on) the 6.65% Notes and the 7.45% Notes in accordance with the Statement of Financial Accounting Standards No. 125 of the Financial Accounting Standards Board. To effect a de-recognition defeasance with respect to such notes, we must deposit or cause to be deposited with the Trustee or an escrow agent assets to be held for the benefit of the holders of such notes sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay an amount equal to the portion of the principal amount of such notes to be defeased on a date not later than three Business Days prior to the maturity date of such notes. If Times Mirror elects to effect a de-recognition defeasance with respect to less than all of the principal amount of the notes of any series, the de-recognition defeasance will apply to a pro rata portion of the principal amount of each outstanding note of such series. The assets deposited with the Trustee or escrow agent must consist of financial assets limited to (i) U.S. Government obligations, (ii) debt securities issued by one or more U.S. government-sponsored enterprises, (iii) other debt securities that are rated at the time of deposit Aaa by Moody's Investor Services and AAA by Standard & Poor's Rating Services and (iv) contracts under which the Trustee or escrow agent has a right to receive payments from a financial counterparty which payments are secured by a pledge of any of the foregoing securities ("Assigned Rights"). In addition, to effect a de-recognition defeasance, Times Mirror must satisfy the conditions precedent for a covenant defeasance described under the heading "Defeasance and Discharge" in the accompanying prospectus, except as provided above.

     With respect to the notes for which we have elected de-recognition defeasance, holders will be entitled to look first only to the assets held by the Trustee or escrow agent for payment of the portion of the principal amount of such notes that has been defeased, and we will not be liable for payment of such portion of the principal amount of such notes to the extent that amounts received by the Trustee in respect of these assets are adequate to pay such portion of the principal amount when due. To the extent that amounts received in respect of the assets held by the Trustee or escrow agent are insufficient to pay the full portion of the principal amount of such notes that has been defeased when due, the holders will be entitled to receive payment from us of any such portion of the principal amount that remains unsatisfied. There can be no assurance with respect to any series of the notes as to which de-recognition defeasance is elected that amounts collected by the Trustee from assets held by the Trustee or escrow agent will be sufficient to pay the full portion of the principal amount that has been defeased or, with respect to assets consisting of Assigned Rights, that the financial contract constituting such Assigned Rights will not be terminated in accordance with its terms prior to the time such notes are due and payable. Accordingly, prospective purchasers should make an investment decision with respect to the notes solely on the basis of an evaluation of our creditworthiness. Except as provided above, after the de-recognition defeasance, Times Mirror will continue to be responsible to perform its obligations under the indenture.

     By accepting the 6.65% Notes and the 7.45% Notes, the holders of such notes are deemed to have consented to and approved the supplemental indenture amending the indenture to provide for de-recognition defeasance of such notes.

                               EVENTS OF DEFAULT

     In addition to the events described under "Description of Debt
Securities -- Events of Default" in the accompanying prospectus, an event of default (the "Additional Event of Default") shall exist for the 6.65% Notes and the 7.45% Notes under the indenture if an Event of Default (as defined in the 1995 Indenture) has occurred and is continuing as a result of a breach of any covenant set forth in Section 1006 or Section 1007 of the 1995 Indenture as such covenants are in effect from time to time. Any such Event of Default under the 1995 Indenture which is waived by the requisite holders of the 1995 Debentures, or which is otherwise cured, shall no longer be continuing for purposes of the 6.65% Notes and the 7.45% Notes and the indenture. In the event that the 1995 Debentures shall no longer be outstanding whether by discharge, defeasance or otherwise, or if Section 1006 and Section 1007 are eliminated from the 1995 Indenture, then, upon delivery to the Trustee of an Officers' Certificate to that effect, the Additional Event of Default for the 6.65% Notes and the 7.45% Notes under the indenture shall thereupon be eliminated.

     Section 1006 of the 1995 Indenture, as in effect on the date hereof, provides substantially as follows, although there can be no assurance that such section shall not be amended, modified or eliminated in the future:

     Limitations on Liens. Times Mirror will not, nor will it permit any Subsidiary to, issue, assume or guarantee any debt for money borrowed (herein referred to as "Debt") secured by mortgage, pledge, lien or other encumbrance (mortgages, pledges, liens and other encumbrances being hereinafter called "mortgage" or "mortgages") upon any Principal Property or on any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness is now owned or hereafter acquired) without in any such case effectively providing, concurrently with the issuance, assumption or guaranty of any such Debt, that the 1995 Debentures (together with, if Times Mirror shall so determine, any other indebtedness of or guaranteed by Times Mirror or such Restricted Subsidiary ranking equally with the 1995 Debentures then existing or thereafter created) shall be secured equally and ratably with such Debt; provided, however, that the foregoing restrictions shall not apply to:

          (i) mortgages on property, shares of stock or indebtedness of or guaranteed by any corporation existing at the time such corporation becomes a Restricted Subsidiary;

          (ii) mortgages on property existing at the time of acquisition of such property by Times Mirror or a Restricted Subsidiary, or mortgages to secure the payment of all or any part of the purchase price of such property upon the acquisition of such property by Times Mirror or a Restricted Subsidiary, or to secure any Debt incurred or guaranteed by Times Mirror or a Restricted Subsidiary prior to, at the time of, or within 120 days after the later of the acquisition, completion of construction (including any improvements on an existing property) or commencement of full operation of such property, which Debt is incurred or guaranteed for the purpose of financing all or any part of the purchase price thereof or construction or improvements thereon; provided, however, that in the case of any such acquisition, construction or improvement the mortgage shall not apply to any property theretofore owned by Times Mirror or a Restricted Subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the property so constructed, or improvement, is located;

          (iii) mortgages securing Debt of a Restricted Subsidiary owing to Times Mirror or to another Restricted Subsidiary;

          (iv) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with Times Mirror or a Restricted Subsidiary or at the time of a purchase, lease or other acquisition of the properties of a corporation or firm as an entirety or substantially as an entirety by Times Mirror or a Restricted Subsidiary;

          (v) mortgages on property of Times Mirror or a Restricted Subsidiary in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country, or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such mortgages (including, but not limited to, mortgages incurred in connection with pollution control, industrial revenue or similar financings);

          (vi) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in the foregoing clauses (i) to (v), inclusive; provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or part of the property which secured the mortgage so extended, renewed or replaced (plus improvements and construction on such property);

          (vii) liens imposed by law, such as mechanics', workmen's, repairmen's, materialmen's, carriers', warehousemen's, vendors' or other similar liens arising in the ordinary course of business, or governmental (federal, state or municipal) liens arising out of contracts for the sale of products or services by Times Mirror or any Restricted Subsidiary, or deposits or pledges to obtain the release of any of the foregoing liens;

          (viii) pledges or deposits under worker's compensation laws or similar legislation and liens of judgments thereunder which are not currently dischargeable, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of money) or leases to which Times Mirror or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of Times Mirror or any Restricted Subsidiary, or deposits in connection with obtaining or maintaining self-insurance or to obtain the benefits of any law, regulation or arrangement pertaining to unemployment insurance, old age pensions, social security or similar matters, or deposits of cash or obligations of the United States of America to secure surety, appeal or customs bonds to which Times Mirror or any Restricted Subsidiary is a party, or deposits in litigation or other proceedings such as, but not limited to, interpleader proceedings;

          (ix) liens created by or resulting from any litigation or other proceeding which is being contested in good faith by appropriate proceedings, including liens arising out of judgments or awards against Times Mirror or any Restricted Subsidiary with respect to which Times Mirror or such Restricted Subsidiary is in good faith prosecuting an appeal or proceedings for review; or liens incurred by Times Mirror or any Restricted Subsidiary for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding to which Times Mirror or such Restricted Subsidiary is a party; or

          (x) liens for taxes or assessments or governmental charges or levies not yet due or delinquent, or which can thereafter be paid without penalty, or which are being contested in good faith by appropriate proceedings; landlord's liens on property held under lease; and any other liens or charges incidental to the conduct of the business of Times Mirror or any Restricted Subsidiary or the ownership of the property and assets of any of them which were not incurred in connection with the borrowing of money or the obtaining of advances or credit and which do not, in the opinion of Times Mirror, materially impair the use of such property in the operation of the business of Times Mirror or such Restricted Subsidiary or the value of such property for the purposes of such business.

     Notwithstanding the foregoing, Times Mirror and any one or more Subsidiaries may issue, assume or guarantee Debt secured by mortgages which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other Debt of Times Mirror and its Restricted Subsidiaries which (if originally issued, assumed or guaranteed at such time) would otherwise be subject to the foregoing restrictions (not including Debt permitted to be secured under clauses (i) through (x) above), does not at the time exceed 10% of the shareholders' equity of Times Mirror and its consolidated Subsidiaries, as shown on the audited consolidated financial statements of Times Mirror as of the end of the fiscal year preceding the date of determination.

     Section 1007 of the 1995 Indenture, as in effect on the date hereof, provides substantially as follows, although there can be no assurance that such section shall not be amended, modified or eliminated in the future:

     Limitations on Sale and Leaseback Transactions. Times Mirror will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by Times Mirror or any Restricted Subsidiary of any Principal Property of Times Mirror or any Restricted Subsidiary, whether such Principal Property is now owned or hereafter acquired (except for temporary leases for a term of not more than three years, except for leases between Times Mirror and a Restricted Subsidiary or between Restricted Subsidiaries and except for leases of a Principal Property entered into within 120 days after the later of the acquisition, completion of construction or commencement of full operation of such Principal Property), which property has been or is to be sold or transferred by Times Mirror or such Restricted Subsidiary to such person (herein referred to as a "Sale and Leaseback Transaction"), unless:

          (i) Times Mirror or such Restricted Subsidiary would be entitled to issue, assume or guarantee Debt secured by a mortgage upon such property at least equal in amount to the Attributable Debt (as defined) in respect of such Sale and Leaseback Transaction without equally and ratably securing the 1995 Debentures, provided, however, that from and after the date on which such Sale and Leaseback Transaction becomes effective, the Attributable Debt in respect of such Sale and Leaseback Transaction shall be deemed for all purposes under Sections 1006 and 1007 of the 1995 Indenture to be Debt subject to the provisions of Section 1006 of the 1995 Indenture; or

          (ii) Times Mirror shall apply an amount in cash equal to the Attributable Debt in respect of such Sale and Leaseback Transaction to the retirement (other than any mandatory retirement or by way of payment at maturity), within 90 days of the effective date of any such Sale and Leaseback Transaction, of Debt of Times Mirror or any Restricted Subsidiary (other than Debt owned by Times Mirror or any Restricted Subsidiary and other than Debt of Times Mirror which is subordinated to the 1995 Debentures) which by its terms matures at, or is extendible or renewable at the sole option of the obligor without requiring the consent of the obligee to, a date more than twelve months after the date of the creation of such Debt. "Attributable Debt," in respect of any Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in the lease) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     If an event of default, other than an event of default due to certain events of bankruptcy, insolvency or reorganization, has occurred and is continuing, either the trustee or the holders of 25% or more in principal amount of a series of the notes may declare the principal amount of all the notes of that series to be due and payable immediately.

                               BOOK-ENTRY SYSTEM

     The notes will be represented by one or more Global Securities. Each Global Security will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and be registered in the name of DTC or its nominee. Except under certain limited circumstances described below, the notes will not be issued in definitive form.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("participants") deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     As long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by that Global Security for all purposes under the indenture. Except under certain limited circumstances described below, owners of beneficial interests in a Global Security will not be entitled to have notes represented by that Global Security registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture.

     Upon the issuance of a Global Security, DTC will credit the accounts of persons designated by the underwriters on its book-entry registration and transfer system with the respective principal amounts of the notes represented by the Global Security. Ownership of beneficial interests in a Global Security will be limited to participants or persons that clear through or maintain a custodial relationship with a participant. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, DTC's or its nominee's records (with respect to interests of participants) and on participant's records (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws and their limitations may impair the ability to transfer beneficial interests in a Global Security.

     Principal and interest payments on notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant Global Security. Neither us nor the Trustee or any paying agent for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest, will immediately credit each participant's accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Security as shown on its records. We also expect that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If DTC is at any time unwilling or unable to continue as depository with respect to any Global Security and we do not appoint a successor depository within 90 days, we will issue notes in definitive form in exchange for the entire Global Security. In addition, we may at any time and in our sole discretion determine not to have the notes represented by a Global Security and, in such event, will issue notes in definitive form in exchange for the entire Global Security. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of notes in definitive form represented by such Global Security equal in principal amount to such beneficial interest and to have such notes registered in its name. Notes issued in definitive form will be issued as registered notes in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

     DTC management is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, or after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed its participants and other members of the financial community that it is contacting (and will continue to contact) third-party vendors from whom DTC acquires services to impress upon them the importance of such services being Year 2000 compliant and to determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing contingency plans it deems appropriate.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     The information contained in this section concerning DTC and DTC's book-entry system has been obtained from sources that Times Mirror believes to be reliable, but Times Mirror takes no responsibility for the accuracy thereof.

                             SETTLEMENT AND PAYMENT

     Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest on the notes will be made by us in immediately available funds.

                       INFORMATION CONCERNING THE TRUSTEE

     The Trustee also acts as trustee under the indenture that governs our:

     - 4 1/4% Premium Equity Participating Securities due March 15, 2001;

     - 7 1/4% Debentures due November 15, 2096; and

     - 6.61% Debentures due September 15, 2027.

     In addition, the Trustee acts as trustee, registrar, paying agent and conversion agent under the indenture dated as of April 15, 1997 relating to our Liquid Yield Option(TM) Notes due 2017 (Zero Coupon-Subordinated). In the ordinary course of business, we maintain deposits with the Trustee and the Trustee has also from time to time provided other banking services to us.

                                  UNDERWRITING

     Times Mirror and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                       Principal Amount    Principal Amount
                    Underwriters                        of 6.65% Notes      of 7.45% Notes
                    ------------                       ----------------    ----------------
Goldman, Sachs & Co..................................    $120,000,000        $240,000,000
Salomon Smith Barney Inc.............................      40,000,000          80,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated...      20,000,000          40,000,000
Morgan Stanley & Co. Incorporated....................      20,000,000          40,000,000
                                                         ------------        ------------
          Total......................................    $200,000,000        $400,000,000
                                                         ============        ============

                             ----------------------

     Notes sold by the Underwriters to the public will initially be offered at the respective initial public offering prices set forth on the cover of this prospectus supplement. Any notes sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.150% and 0.400% of the principal amount of the 6.65% Notes and the 7.45% Notes, respectively. Any such securities dealers may resell any notes purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.125% and 0.250% of the principal amount of the 6.65% Notes and the 7.45% Notes, respectively. If all the 6.65% Notes and the 7.45% Notes are not sold at the initial public offering price, the Underwriters may change the offering price and the other selling terms.

     The notes are new issues of securities with no established trading market. Times Mirror has been advised by the Underwriters that the Underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     In connection with the offering, the Underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased notes sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Goldman, Sachs & Co. and certain other Underwriters are currently performing, have in the past performed, and may in the future perform, commercial or investment banking services for Times Mirror and its affiliates for which they have received, and may in the future receive, fees or other compensation. As described under the heading "Use of Proceeds," a portion of the proceeds of the offering of the notes will be used to repay amounts due to Citicorp USA, Inc., an affiliate of Salomon Smith Barney Inc., under our line of credit. This offering is being made in compliance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Citibank, N.A., an affiliate of Salomon Smith Barney Inc., is acting as the Trustee for the notes under the indenture.

     Times Mirror estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $342,000.

     Times Mirror has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                             CERTAIN LEGAL MATTERS

     The validity of the notes offered hereby will be passed upon for Times Mirror by Gibson, Dunn & Crutcher LLP, Los Angeles, California. The validity of the notes offered hereby will be passed upon for the Underwriters by Latham & Watkins, Los Angeles, California.

                           FORWARD-LOOKING STATEMENTS

     Any forward-looking statements made or incorporated by reference into this prospectus supplement are subject to risks and uncertainty. There can be no assurance that these future results will be achieved. For example, there can be no assurance that Times Mirror will be able to complete the dispositions discussed under the heading "Recent Developments" on terms and conditions that are acceptable to Times Mirror. Readers are cautioned that the achievement of such expectations, and other aspects of our performance, could be adversely affected by a number of factors. Some of these factors are described in Note 8 to our restated condensed consolidated financial statements for the quarter ended June 30, 1999, included in our current report on Form 8-K dated September 3, 1999 and filed with the Securities and Exchange Commission on September 29, 1999.

PROSPECTUS

                            THE TIMES MIRROR COMPANY

           DEBT SECURITIES                 EXCHANGEABLE PREFERRED STOCK
     CONVERTIBLE DEBT SECURITIES                   COMMON STOCK
    EXCHANGEABLE DEBT SECURITIES                     WARRANTS
           PREFERRED STOCK                   STOCK PURCHASE CONTRACTS
     CONVERTIBLE PREFERRED STOCK               STOCK PURCHASE UNITS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we or, under certain circumstances, other selling security holders may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1 billion. This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

     The securities may be offered through one or more different plans of distribution, including offerings through underwriters. See "Plan of Distribution."

                 THE DATE OF THIS PROSPECTUS IS OCTOBER 5, 1999

                                  THE COMPANY

     We are engaged principally in the newspaper publishing, professional information and magazine publishing businesses. We publish the Los Angeles Times, Newsday, The Baltimore Sun, The Hartford Courant, The Morning Call, The (Stamford) Advocate, Greenwich Time and several smaller newspapers. Through our subsidiaries, we also provide professional information to the aviation market and publish magazines.

     We were incorporated in the State of Delaware in June 1994 for the purpose of owning and operating these businesses after a reorganization of our predecessor which was completed in February 1995. Our predecessor was incorporated in 1884 in the State of California and was reincorporated in the State of Delaware in 1986. As used in this prospectus and the accompanying prospectus supplement, the terms "we," "our," "ourselves" and "us" refer to The Times Mirror Company, our subsidiaries, our affiliates and our predecessor, collectively, unless the context suggests otherwise.

     Our principal executive offices are located at Times Mirror Square, Los Angeles, California 90053 and our telephone number is (213) 237-3700.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable prospectus supplement, we will use the net proceeds from the sale of all securities sold by us pursuant to this prospectus and the applicable prospectus supplement for general corporate purposes.

            RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS
                 TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth for the periods indicated the:

     - ratio of earnings to fixed charges

     - ratio of earnings to fixed charges and preferred stock dividends

     - supplemental pro forma ratio of earnings to fixed charges

     - supplemental pro forma ratio of earnings to fixed charges and preferred stock dividends

     The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated. For this purpose, "earnings" means income (loss) from continuing operations before income taxes adjusted for:


     - fixed charges (less capitalized interest and interest in 1994 on debt of our employee stock ownership plan)


     - equity income or loss from unconsolidated affiliates

     - amortization of capitalized interest

     - distributed income from unconsolidated affiliates

Fixed charges include:

     - interest incurred on long-term and other debt

     - capitalized interest

     - the interest factor deemed to be included in rental expense

     - certain amortization of debt issuance cost

     - interest in 1994 on debt of our employee stock ownership plan, for which we guaranteed repayment


     The ratio of earnings to fixed charges and preferred stock dividends was computed as described above except that fixed charges were combined with preferred stock dividends for the periods indicated. Our Series A Preferred Stock and Series B Preferred Stock was issued in 1995 and began accruing dividends on March 1, 1995. On April 2, 1997, we redeemed all of our issued and outstanding Series B Preferred Stock. Our Series C-1 Preferred Stock and Series C-2 Preferred Stock was issued in 1997 with the Series C-1 Preferred Stock accruing dividends beginning August 8, 1997 and the Series C-2 Preferred Stock accruing dividends beginning September 10, 1997.

     The supplemental pro forma ratio of earnings to fixed charges and supplemental pro forma ratio of earnings to fixed charges and preferred stock dividends give effect to:

     - our recent transaction with the Chandler Trust No. 1 and the Chandler Trust No. 2

     - our relationship with TMCT II, LLC

     - the planned replacement of our existing Series C-1 Preferred Stock and Series C-2 Preferred Stock with our proposed Series D-1 Preferred Stock and Series D-2 Preferred Stock

These items are described in more detail in our Current Report on Form 8-K dated September 3, 1999 and filed with the SEC on September 7, 1999 which is incorporated by reference as part of this prospectus.

     The supplemental pro forma ratio of earnings to fixed charges was adjusted for changes to interest income and expense, equity income and income taxes resulting from our recent transaction with the Chandler Trusts assuming the transaction occurred on January 1, 1998.

     The supplemental pro forma ratio of earnings to fixed charges and preferred stock dividends was computed based on the supplemental pro forma earnings described above as well as the historical ratio described above, except that preferred dividends were adjusted for:

     (1) the net dividend differential resulting from the planned replacement of our existing Series C-1 Preferred Stock and Series C-2 Preferred Stock with our proposed Series D-1 Preferred Stock and Series D-2 Preferred Stock with the dividend on the proposed Series D-1 Preferred Stock and Series D-2 Preferred Stock at a constant 7.21% effective rate;


     (2) elimination of 80% of the dividends on the Series D-1 Preferred Stock and Series D-2 Preferred Stock which will be owned by TMCT II, LLC, to reflect the portion treated as treasury stock; and


     (3) assuming both (1) and (2) had occurred on January 1, 1998.

                                                                                   SIX
                                             YEAR ENDED DECEMBER 31,           MONTHS ENDED
                                      -------------------------------------      JUNE 30,
                                      1994    1995    1996     1997    1998        1999
                                      ----    ----    -----    ----    ----    ------------
Ratio of earnings to fixed
  charges...........................  3.0x     (a)    10.4x    9.2x    4.2x        6.0x
Ratio of earnings to fixed charges
  and preferred stock dividends.....   N/A     (b)     3.2x    4.4x    2.8x        4.3x
Supplemental pro forma ratio of
  earnings to fixed charges.........    --     --        --      --    2.6x        4.0x
Supplemental pro forma ratio of
  earnings to fixed charges and
  preferred stock dividends.........    --     --        --      --    2.4x        3.6x

-------------------------
(a) Earnings were approximately $251 million lower than the amount needed to cover fixed charges in this year, as earnings in 1995 were impacted by approximately $502 million in restructuring charges.

(b) Earnings were approximately $326 million lower than the amount needed to cover fixed charges and preferred stock dividends in this year, as earnings in 1995 were impacted by approximately $502 million in restructuring charges.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities covered by this prospectus may be either senior debt securities or subordinated debt securities, in one or more series. The debt securities may be convertible or exchangeable into shares of our Series A Common Stock, Series B Common Stock or our preferred stock. The following description of the debt securities sets forth certain general terms and provisions of such securities but is not complete. We will describe the particular terms of each series of debt securities in the prospectus supplement or prospectus supplements relating to such series.

     We will issue the debt securities in one or more series under an indenture between us and a trustee chosen by us. This prospectus briefly outlines some of the indenture provisions. We have filed the indenture as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you.

GENERAL

     The indenture does not limit the aggregate amount of debt securities that may be issued thereunder, and debt securities may be issued thereunder from time to time in one or more separate series up to the aggregate principal amount from time to time authorized by us for each series. The senior debt securities, if any, will be unsecured and unsubordinated obligations and will rank equally and ratably with other of our unsecured and unsubordinated indebtedness. The subordinated debt securities, if any, will be unsecured obligations and will be subject to such subordination provisions as are established in accordance with the terms of the indenture.

     The applicable prospectus supplement or prospectus supplements will describe, to the extent applicable, each of the following terms of the series of debt securities in respect of which this prospectus is being delivered:

     - the title of the debt securities

     - any limit on the aggregate principal amount of the debt securities

     - whether any of the debt securities are to be issuable in certificated, book-entry or permanent global form and, if issuable in global form, the terms and conditions, if any, upon which interests in such debt securities in global form may be exchanged, in whole or in part, for the individual debt securities represented thereby

     - the person to whom any interest will be payable

     - the date of maturity

     - the interest rate or rates or the method by which interest rates will be determined

     - the date or dates from which any such interest will accrue and the dates on which any such interest will be payable

     - the place where the principal of, premium, if any, and interest, if any, will be payable

     - any optional or mandatory redemption provisions

     - the currency or currencies, including composite currencies, in which payment of principal and any premium and interest will be paid, if other than United States dollars

     - any index or formula used to determine the amount of payments of principal and any premium and any interest

     - the portion of the principal amount that will be payable upon declaration of the acceleration of the maturity

     - any applicable restrictive covenants

     - any applicable events of default

     - the applicability of the provisions described under "Defeasance and Discharge" herein

     - whether the debt securities are convertible or exchangeable into our common stock or preferred stock or any other of our securities or the securities of any other entities and the terms of any such conversion or exchange

     - the specific terms and conditions, if any, upon which the debt securities may be subordinated to other indebtedness of ours

     - any other terms of the debt securities not inconsistent with the provisions of the indenture

     We may issue debt securities at a discount from their principal amount. The applicable prospectus supplement will describe certain federal income tax considerations and other special considerations applicable to any such original issue discount securities.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

     Unless the applicable prospectus supplement indicates otherwise, payments of principal, premium, if any, and interest, if any, on the debt securities will be payable, and the exchange of and the transfer of debt securities will be registrable, at our office or agency maintained for such purpose and at any other office or agency maintained for such purpose. You will not be required to pay any service charge for the registration of transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with the registration of transfer or exchange of the debt securities.

GLOBAL SECURITIES

     If the debt securities are represented by one or more global securities, the applicable prospectus supplement will describe the terms of the depositary arrangement with respect to such securities.

RESTRICTIVE COVENANTS

     In addition to any other covenants that we describe in the applicable prospectus supplement and except as we may otherwise describe in such prospectus supplement, the indenture will require us, subject to certain limitations described in the indenture, to, among other things, do the following:

     - deliver to the trustee copies of all reports filed with the SEC

     - deliver to the trustee annual officers' certificates with respect to our compliance with our obligations under the indenture

     - maintain our corporate existence subject to the provisions described below relating to mergers and consolidations

     - pay all taxes when they are due except where we are contesting such taxes in good faith

     Except as may be set forth in the applicable prospectus supplement, the indenture will not restrict our business or operations, limit our indebtedness or prohibit any liens, charges or other encumbrances on any properties or other assets we may have from time to time.

REDEMPTION

     If described in the applicable prospectus supplement, we will have the right to redeem the debt securities, from time to time, in whole or in part, on the terms set forth in such prospectus supplement. Such terms will include the date after which we may redeem the debt securities and the price at which we may redeem the debt securities.

CONSOLIDATION, MERGER AND SALE OR LEASE OF ASSETS

     Except as we may otherwise set forth in the applicable prospectus supplement, we, without consent of any holders of outstanding debt securities, may consolidate with or merge into, or transfer or lease our assets substantially as an entirety to any person, and any person may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to us, provided that:

     (1) the person, if other than us, formed by such consolidation or into which we are merged or the person which acquires or leases our assets substantially as an entirety (1) is a corporation, partnership or trust organized and existing under the laws of any United States jurisdiction and (2) expressly assumes our obligations on the debt securities and under the indenture;

     (2) immediately after giving effect to such transaction no event of default, as generally described below, and no event which, after notice or lapse of time or both, would become an event of default, happened and is continuing; and

     (3) certain other conditions are met, such as securing the debt securities equally and ratably with any otherwise impermissible encumbrance resulting from such transaction.

     Unless we provide otherwise in the applicable prospectus supplement, we will not give any protections to holders of debt securities, such as a right of redemption, in the event of any sale or lease of all or any substantial part of our assets or any merger, consolidation, change in control, liquidation or dissolution of The Times Mirror Company.

EVENTS OF DEFAULT

     Unless we otherwise specify in the applicable prospectus supplement, any one of the following events will constitute an "event of default" under the indenture with respect to the debt securities of any series:

     - we default for 30 days in payment of any interest on that series of the debt securities

     - we default in payment of any principal of (or premium, if any, on) that series of the debt securities, either at maturity or upon redemption or otherwise

     - we default for 90 days after written notice in the performance of, or breach of, any of our covenants or warranties in the indenture

     - we or a court take certain actions relating to bankruptcy, insolvency or reorganization

     The indenture provides that if an event of default, other than an event of default due to certain events of bankruptcy, insolvency or reorganization, has occurred and is continuing, either the trustee or, except as we otherwise specify in the applicable prospectus supplement, the holders of 50% or more in principal amount of that series of the debt securities outstanding under the indenture may declare the principal amount of all debt securities of that series under that indenture to be due and payable immediately.

     The indenture provides that the trustee shall, within 90 days after the occurrence of a default under the indenture with respect to debt securities of any series, mail to all holders of debt securities of such series notice of such default known to the trustee, unless such default shall have been cured or waived. However, except in the case of default in the payment of principal of or interest on any of such series, the trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interest of the holders.

     The indenture provides that certain of our officers are required to furnish to the trustee annually a statement that, to the best of their knowledge, we are not in default in the performance and observance of any of the terms of the indenture or, if they have knowledge that we are in default, such officers must specify such default.

     Unless we specify otherwise in the applicable prospectus supplement, the indenture provides that the holders of not less than a majority in aggregate principal amount of all outstanding debt securities of any series will have the right, on behalf of the holders of all outstanding debt securities of such series, to rescind a declaration of acceleration of the principal amount if the underlying default is cured and/or to waive certain defaults. Such holders may also, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to debt securities of that series.

     The indenture also provides that in case an event of default with respect to debt securities of any series has occurred and is continuing, the trustee shall exercise, with respect to such series, the rights and powers vested in the trustee under the indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless such holders shall have offered to the trustee reasonable security or indemnity.

DEFEASANCE AND DISCHARGE

     Except as we may otherwise provide in the applicable prospectus supplement, we can discharge or defease our obligations under the indenture as described below.

     Under terms satisfactory to the trustee, we may discharge certain obligations to holders of the debt securities that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year, or scheduled for redemption within one year. We can do this by irrevocably depositing with the trustee funds, as trust funds, in an amount certified to be sufficient to pay at maturity, or upon redemption, the principal of and premium, if any, and interest on such debt securities.

     We may "defease" our obligations to holders of the debt securities in two ways -- "defeasance" and "covenant defeasance." At any time we can discharge some or all of our obligations to holders of the debt securities. However, we cannot avoid our duty to register the transfer or exchange of the debt securities, to replace any temporary, mutilated, destroyed, lost or stolen debt securities or to maintain an office or agency in respect of such debt securities. We call this "defeasance." Alternatively, we may be released from the obligations imposed by specific sections of the indenture for the debt securities and cease to comply with such provisions without creating an event of default. We call this "covenant defeasance". We may effect defeasance or covenant defeasance with respect to any series of debt securities only if, among other things:

     (1) we irrevocably deposit with the trustee cash or U.S. government obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity the principal of and premium, if any, and interest on all debt securities of such series outstanding;

     (2) no event of default under the indenture has occurred and is continuing;

     (3) the defeasance or covenant defeasance will not cause us to be in default under any agreement to which we are a party or by which we are bound; and

     (4) we deliver to the trustee an opinion of counsel to the effect that the holders of such series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and that such defeasance or covenant defeasance will not otherwise alter such holders' federal income tax treatment of principal and interest payments on the debt securities.

MODIFICATIONS TO THE INDENTURE

     Unless otherwise stated in the applicable prospectus supplement, the indenture for the debt securities will provide that we may enter into supplemental indentures without the consent of the holders of debt securities to, among other things:

     - add covenants, conditions and restrictions for the protection of the holders of debt securities

     - surrender any right of or power conferred upon us

     - cure any ambiguity or correct any inconsistency in the indenture

     - make any change that does not adversely affect the legal rights of holders of debt securities

     - modify, eliminate or add to the provisions of the indenture for the debt securities to the extent necessary to qualify the indenture under applicable federal statutes

     - make any other changes in the indenture before we issue debt securities under it, provided that such changes are not prohibited by the Trust Indenture Act of 1939, as amended

     Unless otherwise stated in the applicable prospectus supplement, the indenture will also permit us and the trustee, with the consent of the holders of at least a majority in principal amount of debt securities outstanding of each series affected, to change the indenture and the rights of the holders of those debt securities. However, without the consent of the holder of each outstanding debt security affected thereby, we and the trustee may not:

     - reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment or supplement to or waiver under that indenture

     - reduce the rate of or change the time for payment of interest on any of those debt securities

     - reduce the principal of or change the fixed maturity of any of those debt securities

     - adversely affect any applicable conversion right

     Unless otherwise stated in the applicable prospectus supplement, holders of at least a majority in principal amount of debt securities outstanding of any series may, on behalf of the holders of all debt securities of that series, waive any past default under the indenture with respect to that series. However, those holders may not waive a default (1) in the payment of the principal of, or premium, if any, or interest on, any debt security of that series or (2) in respect of a covenant or provision that under the indenture cannot be modified or amended without the consent of the holder of each of the debt securities outstanding of the series affected.

REGARDING THE TRUSTEE

     The indenture contains certain limitations on the right of the trustee, should it become our creditor, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in certain other transactions, so long as if it acquires any conflicting interest, it eliminates such conflict or resigns.

GOVERNING LAW

     Unless otherwise specified in the applicable prospectus supplement, the indenture for the debt securities will be governed by New York law.

                          DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue:

     - 500,000,000 shares of Series A Common Stock, of which 41,397,944 shares were issued and outstanding at September 24, 1999

     - 100,000,000 shares of Series B Common Stock, none of which was outstanding at September 24, 1999

     - 300,000,000 shares of Series C Common Stock, par value $1.00 per share, of which 18,300,813 shares were issued and outstanding at September 24, 1999

     - 33,000,000 shares of Preferred Stock, of which:

      - 900,000 shares are designated Preferred Stock, Series A, par value $1.00 per share, of which 88,519 shares were issued and outstanding at September 24, 1999

      - 8,438,822 shares are designated Series B Preferred Stock, none of which shares were issued and outstanding at September 24, 1999

      - 380,972 shares are designated as Series C-1 Preferred Stock, of which 76,194 shares were issued and outstanding at September 24, 1999

      - 245,100 shares are designated Series C-2 Preferred Stock, of which 49,020 shares were issued and outstanding at September 24, 1999

     We first issued Series C-1 Preferred Stock and Series C-2 Preferred Stock on August 8, 1997.

     The outstanding shares at September 24, 1999 exclude (1) 52,421,607 shares of Series A Common Stock, (2) 735,049 shares of Series A Preferred Stock, (3) 304,778 shares of Series C-1 Preferred Stock, and (4) 196,080 shares of Series C-2 Preferred Stock which are reported as treasury stock for financial reporting purposes.

     In connection with our recent transaction with the Chandler Trusts, we have agreed to use our reasonable best efforts, subject to certain conditions, to replace our outstanding Series C-1 Preferred Stock and Series C-2 Preferred Stock with a new Series D-1 Preferred Stock and Series D-2 Preferred Stock. This transaction and the proposed Series D-1 Preferred Stock and Series D-2 Preferred Stock are described in more detail in our Current Report on Form 8-K dated September 3, 1999 and filed with the SEC on September 7, 1999 which is incorporated by reference as a part of this prospectus.

COMMON STOCK

General

     The following description of our common stock sets forth general terms and provisions of the common stock to which any prospectus supplement may relate. This includes a prospectus supplement providing that our common stock will be issuable (1) upon conversion of debt securities or preferred stock which is convertible into common stock, (2) upon exchange of debt securities or preferred stock which is exchangeable into common stock, (3) upon exercise of warrants to purchase common stock or (4) under the terms of stock purchase contracts to purchase common stock, as the case may be.

     No shares of the Series C Common Stock described below are covered by this prospectus.

     This prospectus covers, and a prospectus supplement may be delivered with respect to, the exercise by a permitted transferee of stock options to acquire Series A Common Stock initially granted to eligible employees and the subsequent resale of such shares of Series A Common Stock by a charitable transferee, if required.

     The following description sets forth all of the material terms of the Series A Common Stock, Series B Common Stock and Series C Common Stock and is summarized from, and qualified in its entirety by reference to, our Restated Certificate of Incorporation, filed as an exhibit to the Registration Statement of which this prospectus constitutes a part. The Series A Common Stock is listed on the NYSE and the Pacific Stock Exchange.

Rights to Designate Series B Common Stock

     Pursuant to our Restated Certificate of Incorporation, our board of directors is entitled to designate certain rights, powers and preferences of a class of Series B Common Stock. In particular, our board of directors may determine the exact number of votes per share of Series B Common Stock, which may not be less than one-tenth of a vote per share nor more than one vote per share. In addition, our board of directors may make other changes in the rights, powers and preferences of the Series B Common Stock. However, in no such case may the rights, powers and preferences of any the Series B Common Stock be greater than those described in this prospectus.

     Subject to the discussion in the preceding paragraph, it is anticipated that Series B Common Stock, if authorized by our board of directors, will be identical in all respects to the Series A Common Stock currently outstanding, except with respect to voting. Specifically, it is anticipated that each share of Series B Common Stock will be entitled to one-tenth of a vote rather than one vote per share.

     Our board of directors presently has no intention of issuing any shares of Series B Common Stock or of utilizing such authority to vary the terms of the Series B Common Stock from those described herein unless it determines that such change is necessary in light of legal developments or in order to comply with, or establish an exemption from, any applicable law, regulation or rule of any governmental authority, national securities exchange or national market system.

Voting

     In general, all actions submitted to a vote of our stockholders will be voted on by holders of Series A Common Stock, Series B Common Stock, Series C Common Stock and Series B Preferred Stock voting together as a single class. However, the affirmative vote of the holders of a majority of the outstanding shares of Series A Common Stock, Series B Common Stock and/or Series C Common Stock, voting separately as a class, is required:

     - to approve any amendment to our Restated Certificate of Incorporation that would alter or change the powers, preferences or special rights of such series and affect it adversely

     - to approve such other matters as may require class votes under the General Corporation Law of the State of Delaware

     The Series A Common Stock is entitled to one vote per share, and the Series C Common Stock is entitled to ten votes per share.

Dividends and Other Distributions (including Distributions upon Liquidation or Sale of the Company)

     Unless otherwise determined by our board of directors in the resolutions providing for the issuance of Series B Common Stock, each share of Series A Common Stock, Series B Common Stock and Series C Common Stock is equal in respect of dividends and other distributions in cash, stock or property, including distributions upon our liquidation and consideration to be received upon our merger or consolidation or a sale of all or substantially all of our assets. However, in the case of dividends or other distributions payable on the Series A Common Stock, Series B Common Stock or Series C Common Stock in shares of such stock, including distributions pursuant to stock splits or dividends, only Series A Common Stock is to be distributed with respect to Series A Common Stock; only Series B Common Stock is to be distributed with respect to Series B Common Stock; and only Series C Common Stock is to be distributed with respect to Series C Common Stock.

     In no event will either Series A Common Stock, Series B Common Stock or Series C Common Stock be split, divided or combined unless each other class is proportionately split, divided or combined.

Termination and Conversion of Series B Common Stock and/or Series C Common Stock

     Either or both the Series B Common Stock and Series C Common Stock will automatically be converted into Series A Common Stock on a share-for-share basis upon the occurrence of any of the following:

     - if our board of directors and the holders of a majority of the outstanding shares of the series approve the conversion of all of such series into Series A Common Stock

     - if, as a result of the existence of the series, the Series A Common Stock becomes excluded from trading on the NYSE, the American Stock Exchange and all other national securities exchanges and is also excluded from quotation on NASDAQ or any other national quotation system then in use

     - if our board of directors, in its sole discretion, elects to effect a conversion of such series in connection with its approval of any sale or lease of all or any substantial part of our assets or any merger, consolidation, liquidation or dissolution

     - if our board of directors, in its sole discretion, elects to effect a conversion of such series after the board determines that there has been a material adverse change in the liquidity, marketability or market value of the outstanding Series A Common Stock, considered in the aggregate due to any of the following:

      - the exclusion of the Series A Common Stock from trading on a national securities exchange or the exclusion of the Series A Common Stock from quotation on NASDAQ, or such other national quotation system then in use

      - requirements of federal or state law, in any such case, as a result of the existence of such series

     To the extent that our board of directors has discretion, the board will decide whether or not to exercise its authority to effect a conversion of Series B Common Stock or Series C Common Stock in light of all the existing facts and circumstances affecting our interests and those of our stockholders, including the effect such conversion could have on our vulnerability to an unsolicited hostile takeover attempt and any of the other factors referred to in this prospectus.

     In the event of any such termination of Series B Common Stock or Series C Common Stock, certificates formerly representing outstanding shares of that series shall thereafter be deemed to represent a like number of shares of Series A Common Stock. If both Series B Common Stock and Series C Common Stock are terminated, all outstanding shares of Series A Common Stock shall be denominated Common Stock and all certificates representing outstanding shares of Series A Common Stock shall thereafter be deemed to represent a like number of shares of Common Stock.

Preemptive Rights

     None of the Series A Common Stock, the Series B Common Stock or the Series C Common Stock carries any preemptive right enabling a holder to subscribe for or receive shares of any class of our stock nor any other securities convertible into shares of our stock. Our board of directors will continue to possess the power to issue shares of authorized but unissued Series A Common Stock, Series B Common Stock, Series C Common Stock and preferred stock without further stockholder action.

PREFERRED STOCK

     The following summary contains a description of certain general terms of our preferred stock to which any prospectus supplement may relate.

     If we offer any series of preferred stock, certain terms of that series of preferred stock will be described in the applicable prospectus supplement.

     If we offer (1) preferred stock or warrants exercisable for preferred stock, (2) stock purchase contracts to purchase preferred stock, (3) preferred stock exchangeable for common stock or debt securities, or (4) preferred stock convertible into common stock or debt securities, the applicable prospectus supplement will describe the rights, privileges, preferences and restrictions of such preferred stock, exchangeable preferred stock or convertible preferred stock, including, without limitation, the following:

     - the designation

     - the number of authorized shares of the series in question

     - the dividend rate (or method of calculation)

     - any voting rights, conversion rights, anti-dilution protections, exchangeability provisions and terms of any debt securities that are exchangeable for preferred stock

     - any redemption provisions

     - any liquidation preferences

     - any sinking fund provisions

     If fractional interests in shares of preferred stock may be issued, there will be a depositary for the shares of preferred stock involved and the applicable prospectus supplement will describe the terms of the depositary arrangement and related matters.

     Upon issuance, against full payment of the purchase price therefor, shares of preferred stock will be fully paid and nonassessable. Preferred stock issuable upon (1) exercise of any warrants exercisable for preferred stock, upon payment in full of the warrant exercise price, (2) conversion of any convertible debt securities or exchange of any exchangeable debt securities or (3) under stock purchase contracts will be fully paid and nonassessable when issued in accordance with the terms of such convertible debt securities, exchangeable debt securities or stock purchase contracts.

     No shares of the Series A Preferred Stock, the Series B Preferred Stock, the Series C-1 Preferred Stock, the Series C-2 Preferred Stock, the proposed Series D-1 Preferred Stock or the proposed Series D-2 Preferred Stock are covered by this prospectus.

ANTITAKEOVER EFFECT OF PROVISIONS OF OUR CHARTER AND BYLAWS AND DELAWARE LAW

     Our Restated Certificate of Incorporation and amended and restated bylaws contain various provisions intended to (1) promote stability of our stockholder base and (2) render more difficult certain unsolicited or hostile attempts to take us over which could disrupt our business, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our media operations. A summary of the principal provisions which may have an antitakeover effect is set forth below.

Classified Board of Directors, Removal of Directors and Related Matters

     Pursuant to our Restated Certificate of Incorporation, our board of directors is divided into three classes, each class to consist as nearly as possible of one-third of the directors. The term of office of each class of directors expires three years from the year of election. The Restated Certificate of Incorporation also provides that directors may be removed only for cause and only by a majority of the votes entitled to be cast by the holders of all shares of capital stock entitled to vote generally in the election of directors. Additionally, if the proposal to remove a director is made by or on behalf of a related person, as such term is described below, removal will also require the affirmative vote of a majority of the votes entitled to be cast by the holders of all shares of capital stock entitled to vote generally in the election of directors held by persons other than such related person. Thus, a third party seeking to gain control of our board of directors may be forced to wait until the expiration of the respective terms of incumbent directors, unless there were cause and sufficient voting strength to remove a particular director or directors.

Increased Stockholder Vote Required in Certain Business Combinations

     Our Restated Certificate of Incorporation requires, subject to certain exceptions summarized below, that any business combination be approved by (1) the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of all shares of capital stock entitled to vote generally in the election of directors and (2) the affirmative vote of the holders of a majority of the disinterested shares.

     "Business combinations" as used in this section include generally the following:

     - mergers or reorganizations of The Times Mirror Company or our subsidiaries with or into a related person

     - mergers or reorganizations of a related person with or into The Times Mirror Company or one of our subsidiaries

     - reorganizations that would have the effect of increasing the voting power of a related person

     - certain acquisitions by us of securities issued by or assets of a related person

     - liquidations, sales or transfers to a related person of our assets, which assets constitute a substantial part of the Company

     A business combination does not need to satisfy the foregoing approval requirements if the business combination has been approved by a majority of our directors who (1) are unaffiliated with the relevant related person and who were members of our board of directors before we were incorporated in the State of Delaware, or (2) became a member of our board of directors before the relevant related person became a related person.

     Business combinations in which our stockholders are to receive cash, securities or other property in exchange for their shares of capital stock do not need the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of all shares of capital stock entitled to vote generally in the election of directors if (1) the value of the consideration meets certain thresholds of fairness, as specified in our Restated Certificate of Incorporation, and (2) the business combination is approved by the affirmative vote of the holders of a majority of the disinterested shares.

     As used in this section, a "related person" is a person or entity, or an affiliate or associate (as defined in Rule 12b-2 under the Exchange Act) of such person or entity, that beneficially owns, in the aggregate, five percent or more of our outstanding voting interests. However, the term "related person" does not include (1) any person or entity that beneficially owned five percent or more of our common stock on the date upon which we were incorporated in the State of Delaware, or (2) any employee benefit plan established to provide benefits for our employees, any trust plan related thereto, or any trustee or fiduciary when acting in such capacity with respect to any such plan or trust.

     The term "disinterested shares" means, as to any related person, shares of our voting stock held by stockholders other than such related person.

Restriction on a Stockholder's Power to Call Stockholders' Meetings and Elimination of Right to Act Without a Meeting

     Our Restated Certificate of Incorporation provides that a special meeting of stockholders may be called only by our board of directors. Furthermore, if a related person or a director affiliated with a related person makes a proposal requiring stockholder approval, the affirmative vote of a majority of our directors who (1) are unaffiliated with the relevant related person and who were members of our board of directors before we were incorporated in the State of Delaware, or (2) became a member of our board of directors before the relevant related person became a related person, is also required to call a special meeting of stockholders. The principal effect of this provision is to prevent stockholders from forcing a special meeting to consider a proposal opposed by our board of directors.

     Our Restated Certificate of Incorporation provides that any action taken by our stockholders must be effected at an annual or special meeting of our stockholders and may not be taken by written consent.

Procedures for Stockholder Nominations and Proposals

     Our Restated Certificate of Incorporation provides that a stockholder must furnish written notice to our Secretary of any nomination or business proposal to be brought before a stockholders meeting not less than 30 nor more than 60 days prior to the meeting as originally scheduled. However, if we give less than 40 days public notice of a meeting date, a stockholder must furnish notice of a nomination or business proposal not later than the close of business on the tenth day following the mailing or the public disclosure of our notice of the meeting date. These procedures prohibit last-minute attempts by any stockholder to nominate a director or present a business proposal at an annual stockholders meeting, even if such a nomination or proposal might be desired by a majority of the stockholders.

Relevant Factors to be Considered by the Board of Directors

     Our Restated Certificate of Incorporation provides that, in evaluating certain proposed business transactions and the best interests of us and of our stockholders, our board of directors shall consider all relevant factors, including but not limited to the following:

     - freedom of the press

     - the independence and integrity of our operations

     - the social and economic effects of the transactions on stockholders, employees, customers, suppliers and our other constituents

     - the effects on the communities in which they operate

     In providing our board of directors with a broader basis for determining the advisability of a proposed transaction, our Restated Certificate of Incorporation gives our board authority to reject, among other transactions, a proposed acquisition of The Times Mirror Company notwithstanding the fact that the proposal may include favorable economic benefits for our stockholders.

Amendment of Certain Charter and Bylaw Provisions

     Our Restated Certificate of Incorporation provides that any alteration, amendment, repeal or rescission of the provisions contained in the Restated Certificate of Incorporation must be approved by a majority of our directors then in office and by the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of all shares of capital stock entitled to vote generally in the election of directors. However, if the proposed alteration, amendment, repeal or rescission of the provisions contained in the Restated Certificate of Incorporation relates to certain provisions specified in the Restated Certificate of Incorporation, then any such change must also be approved either:

          (1) by a majority of the authorized number of our directors and, if one or more related persons exist, by a majority of the directors who

             (a) are unaffiliated with any related person and who were members of our board of directors before we were incorporated in the State of Delaware, or

             (b) became members of our board of directors before any related persons became related persons, or

          (2) by the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of all shares of capital stock entitled to vote generally in the election of directors.

In addition, if the change is proposed by a related person or a director affiliated with a related person, the change must be approved by the affirmative vote of a majority of the votes entitled to be cast by the holders of all shares of capital stock entitled to vote generally in the election of directors represented by disinterested shares.

Business Combinations with Interested Stockholders under Delaware Law

     Section 203 of the Delaware General Corporation Law prevents a publicly held corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     - before the date on which the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder;

     - on consummation of the transaction in which it became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation which was outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide participants with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or after the date on which the interested stockholder became an interested stockholder, the business combination is approved by the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation voting at a meeting, excluding the voting stock owned by the interested stockholder.

     As defined in Section 203, an "interested stockholder" is generally a person owning 15% or more of the outstanding voting stock of the corporation. As defined in Section 203, a "business combination" includes mergers, consolidations, stock and assets sales and other transactions with the interested stockholder.

     The provisions of Section 203 may have the effect of delaying, deferring or preventing a change of control of The Times Mirror Company.

                            DESCRIPTION OF WARRANTS

     We may issue warrants, including warrants to purchase debt securities and warrants to purchase common stock or preferred stock. We may issue warrants independently of or together with any other securities and the warrants may be attached to or separate from such securities.

     We shall issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. We incorporated by reference to a previous filing the form of the warrant agreement as an exhibit to the Registration Statement of which this prospectus is a part. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

     The following sets forth certain general terms and provisions of the warrants that may be offered hereby. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

WARRANTS TO PURCHASE DEBT SECURITIES

     The applicable prospectus supplement will describe the terms of any warrants to purchase debt securities, including the following:

     - the title of such warrants

     - the offering price for such warrants, if any

     - the aggregate number of such warrants

     - the designation and terms of the debt securities purchasable upon exercise of such warrants

     - if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security

     - if applicable, the date from and after which such warrants and any securities issued therewith will be separately transferable

     - the principal amount of debt securities purchasable upon exercise of a debt warrant and the price at which such principal amount of debt securities may be purchased upon exercise

     - the date on which the right to exercise such warrants shall commence and the date on which such right shall expire

     - if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time

     - whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form

     - information with respect to book-entry procedures, if any

     - the currency, currencies or currency units in which the offering price, if any, and the exercise price are payable

     - if applicable, a discussion of certain United States federal income tax considerations

     - the antidilution provisions of such warrants, if any

     - the redemption or call provisions, if any, applicable to such warrants

     - any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants

WARRANTS TO PURCHASE COMMON STOCK OR PREFERRED STOCK

     The applicable prospectus supplement will describe the terms of any warrants to purchase common stock or preferred stock, including the following:

     - the title of such warrants

     - the offering price of such warrants, if any

     - the aggregate number of such warrants

     - the designation and terms of the common stock or preferred stock purchasable upon exercise of such warrants

     - if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security

     - if applicable, the date from and after which such warrants and any securities issued therewith will be separately transferable

     - the number of shares of common stock or preferred stock purchasable upon exercise of a warrant and the price at which such shares may be purchased upon exercise

     - the date on which the right to exercise such warrants shall commence and the date on which such right shall expire

     - if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time

     - the currency, currencies or currency units in which the offering price, if any, and the exercise price are payable

     - if applicable, a discussion of certain United States federal income tax considerations

     - the antidilution provisions of such warrants, if any

     - the redemption or call provisions, if any, applicable to such warrants

     - any additional terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obliging us to sell to the holders, a specified number of shares of our common stock or our preferred stock at a future date or dates.

     The price per share of preferred stock or common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.

     The stock purchase contracts may be issued separately or as a part of the "stock purchase units" which will consist of (1) a stock purchase contract and
(2) debt securities or debt obligations of third parties, including United States Treasury securities, securing the holders' obligations to purchase the preferred stock or the common stock under the stock purchase contract.

     The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase contracts or vice-versa, and such payments may be unsecured or prefunded on some basis.

     The stock purchase contracts may require holders to secure their obligations under such contracts in a specified manner. The stock purchase contracts may provide us the option to deliver cash in lieu of our preferred stock or common stock.

     The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units, including, without limitation, the following:

     - the title of the stock purchase contracts or stock purchase units

     - the stated amount of the stock purchase units and the principal amount of any of our debt securities, or debt obligations of third parties, including United States Treasury securities, constituting a component of a stock purchase unit

     - the number of shares of our common stock or preferred stock that shall be purchased upon settlement of the stock purchase contracts

     - the right, if any, of us to deliver cash in lieu of preferred stock or common stock and the manner of calculating such cash amount

     - the amount of any fees payable, whether to us or to holders, with respect to the stock purchase contracts

     - the interest rate applicable to any of our debt securities or debt securities of third parties, including United States Treasury securities, constituting a component of a stock purchase unit

     - the rights, if any, of the holders to settle stock purchase contracts early and the terms upon which such early settlement may be effected

     - the date on which, subject to the rights of the holders to settle stock purchase contracts early and termination of the stock purchase contracts, the stock purchase contracts will be settled

     - the events that may cause a termination of the stock purchase contracts prior to the date of settlement

     - any other terms of the stock purchase contracts or stock purchase units not inconsistent with the provisions of the instrument or instruments pursuant to which such stock purchase contracts or stock purchase units are issued

     The description in the prospectus supplement will not purport to be complete and will be qualified in its entirety by reference to the stock purchase contracts, and, if applicable, collateral arrangements and depositary arrangements relating to such stock purchase contracts or stock purchase units.

                              PLAN OF DISTRIBUTION

     The securities which may be offered pursuant to this prospectus and any prospectus supplement may be offered by us or (if expressly permitted by the terms of any security offered pursuant to this prospectus and the applicable prospectus supplement) by selling security holders (including donees and pledgees of security holders) to one or more underwriters for public offering and sale by them or to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of such securities will be named in the applicable prospectus supplement. Such securities may also be offered by us or by selling security holders directly to investors on the seller's own behalf in those jurisdictions where the seller is authorized to do so. Sales of such securities may be effected by us or a selling security holder from time to time in one or more types of transactions (which may include block transactions) on the NYSE, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the securities, through short sales of the securities, or a combination of such methods of sale. Such transactions may or may not involve brokers or dealers.

     We are not aware of any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of such securities, nor is there any underwriter or coordinating broker acting in connection with the proposed sale of such securities by any selling security holder.

     Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We also may offer and sell the securities in exchange for one or more of our outstanding debt securities or other securities.

     In connection with the sale of the securities, underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from us or the selling security holders and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents.

     Direct sales of securities may be made on a national securities exchange or otherwise.

     Selling security holders, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. Selling security holders, underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities. The selling security holders may agree to indemnify any underwriter, agent, dealer or broker-dealer that participates in transactions involving sales of the securities against certain liabilities, including liabilities arising under the Securities Act. Because selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, selling security holders may be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act.

     Certain of the underwriters, dealers and agents and their associates may engage in transactions with, and perform services for, us in the ordinary course of business.

     Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than the Series A Common Stock, which is listed on the New York Stock Exchange and the Pacific Stock Exchange. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading-market for any of the securities.

     Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. The persons engaging in these activities may discontinue any of these activities at any time.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Additionally, you may inspect the information we file with the SEC at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

     This prospectus includes, by incorporation reference, the documents listed below. We previously filed each of the documents with the SEC (File No. 1-13492). They contain important information about us and our financial condition:

     - Annual Report on Form 10-K for the year ended December 31, 1998

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 1999

     - Quarterly Report on Form 10-Q for the quarter ended June 30, 1999

     - Current Report on Form 8-K dated September 3, 1999 and filed with the SEC on September 7, 1999

     - Current Report on Form 8-K dated September 3, 1999 and filed with the SEC on September 29, 1999

     - The descriptions of our Series A Common Stock set forth under the heading "Description of Registrant's Securities to be Registered" in our Registration Statements on Form 8-A dated November 21, 1994 and December 22, 1994, respectively, together with any amendment or report filed with the SEC for the purpose of updating such descriptions

     We also incorporate by reference in this prospectus all additional documents we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus and the date of the closing of each offering of securities pursuant to this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     You can obtain any of the documents incorporated by reference in this prospectus, at no cost, by writing or telephoning us at our principal executive offices at the following address: The Times Mirror Company, Times Mirror Square, Los Angeles, California 90053, Attention: Corporate Secretary, (213) 237-3700.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

     We have filed exhibits with the registration statement of which this prospectus forms a part that include important information regarding the securities. You should read the exhibits carefully for provisions that may be important to you.

                                 LEGAL OPINIONS

     Gibson, Dunn & Crutcher LLP has rendered an opinion (filed as an exhibit to the registration statement of which this prospectus is a part) with respect to the validity of the securities covered by this prospectus. Certain legal matters in connection with offerings made by this prospectus may be passed on for any underwriters, agents or dealers by counsel named in the prospectus supplement.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Current Report on Form 8-K dated September 3, 1999 and filed with the Securities and Exchange Commission on September 29, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                                       Page
                                       ----
           Prospectus Supplement

Use of Proceeds......................   S-2
Recent Developments..................   S-2
Ratio of Earnings to Fixed Charges
  and Ratio of Earnings to Fixed
  Charges and Preferred Stock
  Dividends..........................   S-3
Capitalization.......................   S-5
Description of the Notes.............   S-6
Underwriting.........................  S-15
Certain Legal Matters................  S-16
Forward-Looking Statements...........  S-16

                Prospectus

The Company..........................     2
Use of Proceeds......................     2
Ratio of Earning to Fixed Charges and
  Ratio of Earnings to Fixed Charges
  and Preferred Stock Dividends......     2
Description of Debt Securities.......     4
Description of Capital Stock.........     9
Description of Warrants..............    17
Description of Stock Purchase
  Contracts and Stock Purchase
  Units..............................    18
Plan of Distribution.................    19
Where You Can Find More
  Information........................    21
Legal Opinions.......................    22
Experts..............................    22

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                                  $600,000,000

                            THE TIMES MIRROR COMPANY

                            $200,000,000 6.65% Notes
                              due October 15, 2001

                            $400,000,000 7.45% Notes
                              due October 15, 2009
                             ----------------------

                              [TIMES MIRROR LOGO]

                             ----------------------

                              GOLDMAN, SACHS & CO.
                              SALOMON SMITH BARNEY
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
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